ОАО "ЮЖНАЯ ТЕЛЕКОММУНИКАЦИОННАЯ КОМПАНИЯ"

ул. Карасунская, 66. г. Краснодар, Россия 350000
телефон (861)253-20-56. факс (861)253-25-30
телетайп 211402 ЗВУК
e-mail: operator@mail.stcompany.ru

Расчетный счет __________
Кор.счет __________
БИК __________
ИНН 2308025192, ОГРН 1022301172112
ОКВЭД 64.20, ОКПО 01151037

от 19.04.2007г. № 10.3.1/06-1705

на № ________ от ________

SECURITIES AND EXCHANGE
COMMISSION OF THE UNITED STATES
OF AMERICA

450 Fifth Street, NW Washington, DC 20549,
United States

SEC MAIL PROCESSING
RECEIVED
APR 25 2007
WASH, D.C. 203 SECTION

SUPPL

Gentlemen:

To maintain the effect of the exemption, allowed for Public Joint –Stock Company "Southern Telecommunications Company", by Securities and Exchange Commission (USA) under Rule 12g3-2(b), we are forwarding the following documents to you (file № 33-86928):

1. Quarterly report on compliance with corporate conduct standards (in order to maintain the Company's securities in Quotation List "A") for the first quarter of 2007.

Please find 5 pages enclosed.

07023017

PROCESSED
MAY 03 2007
THOMSON
FINANCIAL

A. A. Dobryakov,
Deputy Director General –
Director for Economics and Finance
"Southern Telecommunications Company" PJSC

Quarterly report
of Public Joint –Stock Company "Southern Telecommunications Company"
on compliance with corporate conduct standards
(in order to maintain the Company's securities in Quotation List "A")
for the first quarter of 2007

№	Description of corporate governance standards	Level of execution (observed, observed partially, not observed)	Comment
General requirements			
1.	The Issuer must form the Board of Directors	Observed	Item 13.2 of the Charter of "UTK" PJSC approved by the Extraordinary General Shareholders' Meeting on 21.01.2003 (Minutes № 13) amended and restated (Minutes of AGMs of "UTK" PJSC № 15 of 30.06.2004, № 16 of 30.06.2005, № 17 of 27.06.2006), as well as by the Board of Directors of "Southern Telecommunications Company" PJSC (Minutes № 8 of of 31.08.2006) Minutes of the AGM № 17 of 27.06.2006, agenda item № 3
2.	Presence in the membership of the Issuer's Board of Directors of not less than 3 directors who are meeting the following requirements of the Code of Corporate Conduct: ▪ over the last year has not been and at the time of the election is not an officer (manager) or employee of the Company, or an officer or employee of the managing organization of the Company ▪ is not an officer of another company in which any of the officers of the Company is a member of the appointments and remuneration committee of the Board of Directors ▪ is not a person thereof a spouse, parents, children, siblings are persons who hold positions in the governing bodies of the Company and the managing organization of the Company or act as a manager of the Company ▪ is not an affiliated person of the Company except a member of the Board of Directors ▪ is not bound by contractual relations with the Issuer whereby the person may acquire property (receive money) with a value in excess	Observed	Item 4.11. of the Corporate Governance Code (Set of Rules) approved by UTK's Board of Directors (Minutes № 44 of 25.05.2004) amended and restated by the Board of Directors (Minutes № 36 of 25.05.2005). Minutes of AGM №17 of 27.06.2006, agenda item № 3. Independent directors are: 1. Vinkov Andrey Aleksandrovich 2. Gavrilenko Anatoliy Anatolievich 3. Yenin Yevgeny Petrovich 4. Kulikov Denis Viktorovich

№	Description of corporate governance standards	Level of execution (observed, observed partially, not observed)	Comment
	of 10 percent of such person's aggregate annual income, other than through receipt of remuneration for participation in the operations of the Board of Directors ▪ is not a representative of the government , that is a person, who is a representative of the Russian Federation or subjects of the Russian Federation in the board of directors of joint-stock companies in respect of which the decision on use of the special right («the gold share») is taken and a person elected in the Board of Directors from the candidates proposed by the Russian Federation, and by a subject of the Russian Federation or municipal authorities, if such member of the Board of Directors shall have to vote on the basis of written instructions of such subject of the Russian Federation or municipal authority		
5.	1) The Board of Directors should create a committee which exclusive terms of reference cover evaluation of the proposals on candidacies of the Auditor of the Joint –Stock Company, evaluation of the report of the external independent Auditor, evaluation of the efficiency of internal quality-control and risk management system and making proposals on its improvement (Audit Committee)/ The Committee should be headed by the director meeting the requirements of item 2 hereof. 2) The Audit Committee shall consist only of the members of the Board of Directors corresponding to the requirements of item 2 of the present Quarterly report and if it is impossible due to objective reasons, – only of the members of the Board of Directors meeting the requirements of item 2 hereof and the members of the Board of Directors who are not acting as the Issuer's individual executive body and (or) as the members of its collegiate executive body. 3) Estimation of the external Auditor's opinion prepared by the Audit Committee should be included in shareholder materials for annual General Shareholders' Meeting of the Issuer	Observed	1) Document stipulating the mentioned terms of reference of the Audit Committee: Regulations on the Audit Committee of the Board of Directors of "UTK" PJSC (Minutes № 15 of 17.11.2004) amended and restated by the Board of Directors of "UTK" PJSC (Minutes № 39 of 28.06.2005); 2) Independent and non-executive directors: 1. Yenin Yevgeny Petrovich – Chairman (independent director). 2. Kulikov Denis Viktorovich (independent director). 3. Selvich Elena Petrovna (non-executive director). 3) Extract from Minutes of the Board of Directors № 37 of 22.05.2006 and Extract from Minutes of the BoD Audit Committee № 13 of 17.05.2006 are included in shareholder materials for AGM held on 27.06.2006.
6.	1) The Board of Directors should establish Personnel and Rewards Committee which	Observed	1) Document stipulating the mentioned terms of reference of the

№	Description of corporate governance standards	Level of execution (observed, observed partially, not observed)	Comment
	exclusive terms of reference cover: development of the Company's remuneration policy, which specifies basic principles and criteria for determining the amount of remuneration payable to the members of the Board of Directors , the director general, members of the Management Board, managing organization (manager); preparation of the terms and conditions of employment contracts between the Company on the one hand and the director general, members of the Board of Directors and members of the Management Board on the other hand; definition of eligibility criteria applicable to candidates for the positions of members of the Board of Directors, the director general (managing organization, manager), members of the Management Board of the Company as well as preliminary assessment of such candidates; periodic performance evaluation of the director general (managing organization, manager) and members of the Management Board, and preparation of recommendations for the Board of Directors with respect to reappointment of the aforementioned officers. 2) The Personnel and Rewards Committee shall consist only of the members of the Board of Directors corresponding to the requirements of item 2 of the present Quarterly report and if it is impossible due to objective reasons, – only of the members of the Board of Directors meeting the requirements of item 2 hereof and the members of the Board of Directors who are not acting as the Issuer's individual executive body and (or) as the members of its collegiate executive body.		Personnel and Rewards Committee: Regulations on the Personnel and Rewards Committee of the Board of Directors of "UTK" PJSC approved by the Issuer's Board of Directors (Minutes № 15 of 17.11.2004) amended and restated by the Board of Directors of "UTK" PJSC (Minutes № 39 of 28.06.2005) 2) Independent and non-executive directors of the Personnel and Rewards Committee: 1. Kulikov Denis Viktorovich– Chairman (independent director). 2. Zabuzova Elena Viktorovna (non-executive director). 3. Veremianina Valentina Fyodorovna (non-executive director). 4. Yuriev Vladimir Pavlovich (non-executive director).
7.	The Issuer must form a collegiate executive body.	Observed	Article 14 of the Company's Charter. Minutes of the Board of Directors № 5 of August 1, 2006, agenda item № 1.
8.	Internal documents of the Issuer should state obligations of the members of the Board of Directors, members of the collegiate executive body, person acting as the individual executive body ((managing organization, manager) to disclose information on holding of the Issuer's securities and on the transactions made by them with such securities	Observed	Item 3.2.11 of the Provisions on the Board of Directors of "UTK" PJSC approved by the Extraordinary General Shareholders' Meeting on 21.01.2003 (Minutes № 13) amended and restated (Minutes of AGMs of "UTK" PJSC № 15 of 30.06.2004, № 16 of 30.06.2005, № 17 of 27.06.2006). Provisions on the Information Policy of Public Joint –Stock Company "Southern Telecommunications Company" approved by the Board of Directors of "UTK" PJSC

№	Description of corporate governance standards	Level of execution (observed, observed partially, not observed)	Comment
			(Minutes №39 of 28.06.2005), agenda item 5. Provisions on the procedure for using information on the activities of Public Joint –Stock Company "Southern Telecommunications Company" or on its securities and transactions with them unavailable to the general public, whose illegal use or disclosure may have a material effect on the market value of securities of "Southern Telecommunications Company" PJSC, approved by the Board of Directors of "UTK" PJSC (Minutes №40 of 29.06.2005), agenda item 3.3. Item 5.11. of the Corporate Governance Code (Set of Rules) of "Southern Telecommunications Company" PJSC
9.	The Board of Directors of the Issuer shall approve an internal document setting forth rules of and approaches to disclosure of information about the Company	Observed	Provisions on the Information Policy of Public Joint –Stock Company "Southern Telecommunications Company"
10	The Board of Directors of the Issuer shall approve an internal document on the procedure for using information on the activities of the Company or on its securities and transactions with them unavailable to the general public, whose disclosure may have a material effect on the market value of the Company's securities	Observed	Provisions on the procedure for using information on the activities of Public Joint –Stock Company "Southern Telecommunications Company" or on its securities and transactions with them unavailable to the general public, whose illegal use or disclosure may have a material effect on the market value of securities of "Southern Telecommunications Company" PJSC
11	The Board of Directors of the Issuer shall approve an internal document on internal control procedures (system) over financial and economic operations effected by the Company, observance of which shall be controlled by a special structural subdivision of the Issuer that should inform the Audit Committee about the revealed violations	Observed	1) Provisions on Internal Audit Department approved by the Board of Directors of "UTK" PJSC (Minutes №17 of 27.05.2003) 2) Provisions on internal control procedures (system) of "Southern Telecommunications Company" PJSC approved by the Board of Directors of "UTK" PJSC (Minutes №40 of 29.06.2005)
12	Notification on the General Shareholders' Meeting shall not be made later than 30 days before its opening irrespective of the issues included in the agenda unless longer period is stipulated by the effective legislation.	Observed	Item 12.18 of the Charter of "UTK" PJSC Item.4.1 of the Regulations on the procedure for holding a General Shareholders' Meeting (Minutes of AGM №14 of 25.06.2003) amended and restated (Minutes of

№	Description of corporate governance standards	Level of execution (observed, observed partially, not observed)	Comment
			AGM №16 of 30.06.2005) Item 3.6 of the Corporate Governance Code (Set of Rules) approved by UTK's Board of Directors
13	The Issuer's Charter shall not include the provision on relief of the entity taking over the company (that is acquiring 30 percent or more of the outstanding common stock of the Company) of the responsibility to offer to buy out shareholders' common stock (issuer's shares convertible into common stock).	Observed	The Charter of "Southern Telecommunications Company" PJSC does not include provision on such relief

Deputy Director General –
Director for Assets Management and General Matters V.A. Statuev

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